UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re LocatePlus Holdings

Case No. 11-15791
Reporting Period 6/16 - 6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/16/2011
Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/16/2011.
Signature of Authorized Individual* Date

BRIAN MCHUGH 9/16/2011
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

LocatePlus Holdings

Debtor

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

LocatePlus Holdings   Case No.   11-15791
Debtor   Reporting Period   6/16 - 6/30

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	-104271				-104271
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE					0
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)	225355				225355
TOTAL RECEIPTS	225355				225355
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	90611				90611
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)					0
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	90611				90611
NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	30473				30473

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	90611
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	90611

LocatePlus Holdings   Case No.   <u>11-15791</u>
Debtor   Reporting Period   <u>6/16 - 6/30</u>

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues		0
Less: Returns and Allowances		0
Net Revenue	0	0
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases		0
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold		0
Gross Profit	0	0
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation* Board Member Fees	5604.17	5604.17
Insurance	4479.57	4479.57
Management Fees/Bonuses		0
Office Expense	3480.1	3480.1
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense		0
Salaries/Commissions/Fees	40710.26	40710.26
Supplies		0
Taxes - Payroll	2727.89	2727.89
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment	4512.05	4512.05
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	61514.04	61514.04
Depreciation/Depletion/Amortization		0
Net Profit(Loss) Before Other Income & Expenses	-61514.04	-61514.04
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items		0
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)		0

* "Insider" is defined in 11 U.S.C. Section 101(31).

LocatePlus Holdings   Case No.   <u>11-15791</u>
Debtor   Reporting Period <u>6/16 - 6/30</u>

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Other Expenses		
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been
earned but for the bankruptcy proceeding, should be reported as a reorganization item.

MOR-3
9/04

LocatePlus Holdings   Case No.   <u>11-15791</u>
Debtor   Reporting Period   <u>6/16 - 6/30</u>
BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	30473.17	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)		
Notes Receivable		
Inventories		
Prepaid Expenses	53908.63	
Professional Retainers		
Other Current Assets- Intercompany		
TOTAL CURRENT ASSETS	84381.8	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment		
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation		
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)	54040652.98	
TOTAL OTHER ASSETS	54040652.98	
TOTAL ASSETS	54125034.78	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	1663.25	
Taxes Payable (refer to ...)		
Wages Payable		
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders - Employee accruals	133456.29	
Other Postpetition Liabilities (attach schedule)		
TOTAL POST-PETITION LIABILITIES	135119.54	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock	571200.89	
Additional Paid-In Capital	42993359.06	
Partners' Capital Account	3094435.93	
Owner's Equity Account		
Retained Earnings - Pre-Petition		
Retained Earnings - Postpetition		
Adjustments to Owner Equity - Net Income	7330919.36	
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	53989915.24	
TOTAL LIABILITIES AND OWNERS' EQUITY	54125034.78	

Insider is defined in 11 U.S.C. Section 101(31)

| LocatePlus Holdings | Case No. | 11-15791 |
| Debtor | Reporting Period | 6/16 - 6/30 |

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Intercompany - Certifion	474973.63	
Intercompany - Metrigenics	1116553.68	
Intercompany - ESP	643035.01	
Intercompany - Dataphant	283.47	
Intercompany - Worldwide Information	939503.33	
Intercompany - LocatePlus Corp	50866303.86	
Due To/From Total	54040652.98	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		

Postpetition Contributions (Distributions) (Draws)

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.

Typically, restricted cash is segregated into a separate account, such as an escrow account.

MOR-4
9/04

LocatePlus Holdings   Case No   11-15791
Debtor   Reporting Period   6/16 - 6/30

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes   Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax, Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	1125.15					1125.15
Wages Payable						0
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*	538.1					538.1
Other: Accrued Vacation						0
Other:						0
Total Postpetition Debts	1663.25	0				1663.25

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____
_____
_____
_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re LocatePlus Corp

Case No. 11-15793
Reporting Period 6/16 - 6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature]
Signature of Debtor

9/16/2011
Date

Signature of Joint Debtor

Date

[signature]
Signature of Authorized Individual*

9/16/2011
Date

Brian McHugh
Printed Name of Authorized Individual

9/16/2011
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

LocatePlus Corp   Case No. 11-15793
                                                           Reporting
Debtor   Period 6/16 - 6/30

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____
_____
_____
_____
_____

LocatePlus Corp
Debtor

Case No. 11-15793
Reporting Period 6/16 - 6/30

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	131634				131634
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	84250				84250
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	84250				84250
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	275				275
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	144154				144154
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	144429				144429
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	71455				71455

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	144429
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	144154
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	275

MOR-2
9/04

LocatePlus Corp　　　　　　　　　　　Case No.　　　　11-15793
Debtor　　　　　　　　　　　　　　　Reporting Period　6/16 - 6/30

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	342081.02	342081.02
Less: Returns and Allowances		0
Net Revenue	342081.02	342081.02
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases		0
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	81626.26	81626.26
Gross Profit	260454.76	260454.76
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs	-681.35	-681.35
Insider Compensation* Board Member Fees		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	2392.12	2392.12
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense	20766.92	20766.92
Salaries/Commissions/Fees	18737.56	18737.56
Supplies		0
Taxes - Payroll	1341.99	1341.99
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities	3921.93	3921.93
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	46479.17	46479.17
Depreciation/Depletion/Amortization		0
Net Profit(Loss) Before Other Income & Expenses	213975.59	213975.59
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	325	325
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	214300.59	214300.59
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)		0

* "Insider" is defined in 11 U.S.C. Section 101(31).　　　　　　　　　MOR-3
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　9/04

LocatePlus Corp   Case No.   11-15793
Debtor   Reporting Period   6/16 - 6/30

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Collection of Bad Debt	325	
Other Expenses		
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been
earned but for the bankruptcy proceeding, should be reported as a reorganization item.

LocatePlus Corp Case No. 11-15793
Debtor Reporting Period 6/16 - 6/30
BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	73596.85	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	307191.35	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets- Intercompany		
TOTAL CURRENT ASSETS	380788.2	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	5170914.71	
Leasehold Improvements	621942.55	
Vehicles		
Less Accumulated Depreciation	-5792857.26	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)	-50782567.14	
TOTAL OTHER ASSETS	-50782567.14	
TOTAL ASSETS	-50401778.94	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	78031.04	
Taxes Payable (refer to ...)		
Wages Payable		
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders - Employee accruals		
Other Postpetition Liabilities (attach schedule)	27247.2	
TOTAL POST-PETITION LIABILITIES	105278.24	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-52135819.6	
Retained Earnings - Postpetition		
Adjustments to Owner Equity - Net Income	1628762.42	
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-50507057.18	
TOTAL LIABILITIES AND OWNERS' EQUITY	-50401778.94	

Insider is defined in 11 U.S.C. Section 101(31)

MOR-4
9/04

LocatePlus Corp	Case No.	11-15793	
Debtor	Reporting Period	6/16 - 6/30	

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Security Deposits - Company	101000	
Security Deposits - Customers	-17263.28	
Due To/From LPHC	-50866303.86	
Due To/From Total	-50782567.14	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.
Typically, restricted cash is segregated into a separate account, such as an escrow account.

MOR-4
9/04

LocatePlus Corp.   Case No.   11-15793
Debtor   Reporting Period 6/16 - 6/30

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	57264.12					57264.12
Wages Payable						0
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment	20766.92					20766.92
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other: Accrued Vacation						0
Other:						0
Total Postpetition Debts	78031.04	0				78031.04

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____
_____
_____
_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

LocatePlus Corp
Debtor

Case No. 11-15793
Reporting Period 6/16 - 6/30

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	102199
+ Amounts billed during the period	342306
- Amounts collected during the period	84250
Total Accounts Receivable at the end of the reporting period	360255

Accounts Receivable Aging	Amount
0 - 30 days old	346376
31 - 60 days old	15894
61 - 90 days old	27644
91+ days old	-29659
Total Accounts Receivable	360255
Amount considered uncollectible (Bad Debt)	53064
Accounts Receivable (Net)	307191

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Certifion dba Entersect

Case No. 11-15795
Reporting Period 6/16 - 6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature]
Signature of Debtor

Date 9/16/2011

Signature of Joint Debtor

Date 9/16/2011

[signature]
Signature of Authorized Individual*

Date 9/16/2011

Brian McHugh
Printed Name of Authorized Individual

Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

Certifion dba Entersect

Debtor

Case No. 11-15795
Reporting
Period   6/16 - 6/30

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business		X
this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

MOR-1
9/04

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period   6/16 - 6/30

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING @ 6/16	26858				26858
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	61484				61484
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	61484				61484
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE	927				927
SELLING					0
OTHER (ATTACH LIST)					0
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	51282				51282
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	52209				52209
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					0
CASH - END OF MONTH	36133				36133

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	52209
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	51282
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	927

Certifion dba Entersect
Debtor

Case No.   11-15795
Reporting Period   6/16 - 6/30

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	95680	95680
Less: Returns and Allowances		0
Net Revenue	95680	95680
COST OF GOODS SOLD		0
Beginning Inventory	0	0
Add: Purchases	1221	1221
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	1221	1221
Gross Profit	94459	94459
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	500	500
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense		0
Salaries/Commissions/Fees	3951	3951
Supplies		0
Taxes - Payroll	283	283
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	4734	4734
Depreciation/Depletion/Amortization	0	0
Net Profit(Loss) Before Other Income & Expenses	89725	89725
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	89725	89725
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	89725	89725

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3
9/04

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period   6/16 - 6/30
BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	36134	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	200567	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets (attach schedule)	1414	
TOTAL CURRENT ASSETS		
PROPERTY AND EQUIPMENT	238115	
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	39284	
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation	-39284	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS	0	
Loans to Insiders		
Other Assets (attach schedule)	-474974	
TOTAL OTHER ASSETS	-474974	
TOTAL ASSETS	-236859	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	1729	
Taxes Payable (refer to ...)		
Wages Payable	5081	
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders		
Other Postpetition Liabilities (attach schedule)	192146	
TOTAL POST-PETITION LIABILITIES	198956	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-525540	
Retained Earnings - Postpetition	89725	
Adjustments to Owner Equity (attach schedule)		
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-435815	
TOTAL LIABILITIES AND OWNERS' EQUITY	-236859	

Insider is defined in 11 U.S.C. Section 101(31)

Certifion dba Entersect　　　　　　Case No.　　　　　11-15795
Debtor　　　　　　　　　　　　　　Reporting Period　　6/16 - 6/30

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Undeposited Funds	1414	
Other Assets		
Due to LPHC (intercompany)	-474973	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Deferred Revenues	192146	
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.　　　　　MOR-4

Typically, restricted cash is segregated into a separate account, such as an escrow account.　　　　　9/04

Certifion dba Entersect
Debtor

Case No. 11-15795
Reporting Period 6/16 - 6/30

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes	0					0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable		1729				1729
Wages Payable		5081				5081
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other:						0
Other:						0
Total Postpetition Debts		6810				6810

Explain how and when the Debtor intends to pay any past-due post-petition debts.

*"Insider" is defined in 11 U.S.C. Section 101(31).

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period   6/16 - 6/30

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	194189
+ Amounts billed during the period	85861
- Amounts collected during the period	61484
Total Accounts Receivable at the end of the reporting period	218566

Accounts Receivable Aging	Amount
0 - 30 days old	137985
31 - 60 days old	8788
61 - 90 days old	4897
91+ days old	66896
Total Accounts Receivable	218566
Amount considered uncollectible (Bad Debt)	18000
Accounts Receivable (Net)	200566

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Employment Screening Profiles Case No. 11-15797
Reporting Period 6/16 - 6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/16/2011
Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/16/2011
Signature of Authorized Individual* Date

Brian McHugh 9/16/2011
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

Employment Screening Profiles

Debtor

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

Employment Screening Profiles   Case No.   11-15797
Debtor   Reporting Period   6/16 - 6/30

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	28540				28540
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	17700				17700
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	17700				17700
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	14459				14459
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	12715				12715
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	27174				27174
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	19066				19066

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	27174
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	12715
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	14459

MOR-2
9/04

Employment Screening Profiles   Case No.   <u>11-15797</u>

Debtor   Reporting Period   <u>6/16 - 6/30</u>

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	67840	67840
Less: Returns and Allowances		0
Net Revenue	67840	67840
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases	17354	17354
Add: Cost of Labor	2700	2700
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	20054	20054
Gross Profit	47786	47786
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	1103	1103
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense	339	339
Salaries/Commissions/Fees	4678	4678
Supplies	110	110
Taxes - Payroll	348	348
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	6578	6578
Depreciation/Depletion/Amortization	2042	2042
Net Profit(Loss) Before Other Income & Expenses	39166	39166
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	39166	39166
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	39166	39166

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3

9/04

Employment Screening Profiles
Debtor

Case No.   11-15797
Reporting Period   6/16 - 6/30
BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	19066	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	129353	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets (attach schedule)		
TOTAL CURRENT ASSETS	148419	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	40837	
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation	-18378	
TOTAL PROPERTY & EQUIPMENT	22459	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)	355378	
TOTAL OTHER ASSETS	355378	
TOTAL ASSETS	526256	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	6578	
Taxes Payable (refer to ...)		
Wages Payable	11097	
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders		
Other Postpetition Liabilities (attach schedule)		
TOTAL POST-PETITION LIABILITIES	17675	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	469415	
Retained Earnings - Postpetition	39166	
Adjustments to Owner Equity (attach schedule)		
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	508581	
TOTAL LIABILITIES AND OWNERS' EQUITY	526256	

Insider is defined in 11 U.S.C. Section 101(31)

MOR-4
9/04

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Goodwill	998413	
Due to LPHC	-643035	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.   MOR-4
Typically, restricted cash is segregated into a separate account, such as an escrow account.   9/04

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable		6578				6578
Wages Payable		7237				7237
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other: Accrued Vacation		3860				3860
Other:						0
Total Postpetition Debts		17675				17675

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____

_____

_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

Employment Screening Profiles
Debtor

Case No. _____ 11-15797
Reporting Period _____ 6/16 - 6/30

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	134213
+ Amounts billed during the period	67839
- Amounts collected during the period	17700
Total Accounts Receivable at the end of the reporting period	184352

Accounts Receivable Aging	Amount
0 - 30 days old	73985
31 - 60 days old	13880
61 - 90 days old	7306
91+ days old	89181
Total Accounts Receivable	184352
Amount considered uncollectible (Bad Debt)	55000
Accounts Receivable (Net)	129352

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Worldwide Information | Case No. 11-15798
Reporting Period 6/16 - 6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/16/2011
Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/16/2011
Signature of Authorized Individual* Date

Brian McHugh 9/16/2011
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

Worldwide Information

Debtor

Case No. <u>11-15798</u>
Reporting
Period   <u>6/16 - 6/30</u>

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business		X
this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____
_____
_____
_____
_____

MOR-1
9/04

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 6/16 - 6/30

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING @ 6/16	16360				16360
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	6243				6243
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	6243				6243
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	18				18
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	17204				17204
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	17222				17222
NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS)					0
CASH - END OF MONTH	5381				5381

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	17222
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	17204
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	18

MOR-2
9/04

Worldwide Information — Debtor

Case No. 11-15798
Reporting Period 6/16 - 6/30

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	903	903
Less: Returns and Allowances		0
Net Revenue	903	903
COST OF GOODS SOLD		0
Beginning Inventory	0	0
Add: Purchases	142.75	142.75
Add: Cost of Labor	4890.28	4890.28
Add: Other Costs (attach schedule)	88.05	88.05
Less: Ending Inventory		0
Cost of Goods Sold	5121.08	5121.08
Gross Profit	-4218.08	-4218.08
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	54.95	54.95
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense		0
Salaries/Commissions/Fees	2324.65	2324.65
Supplies		0
Taxes - Payroll	162.45	162.45
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	2542.05	2542.05
Depreciation/Depletion/Amortization	0	0
Net Profit(Loss) Before Other Income & Expenses	-6760.13	-6760.13
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	-6760.13	-6760.13
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	-6760.13	-6760.13

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3
9/04

Worldwide Information   Case No.   11-15798
Debtor   Reporting Period   6/16 - 6/30

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	5381.38	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	20676.22	
Notes Receivable		
Inventories		
Prepaid Expenses	1252.65	
Professional Retainers		
Other Current Assets (attach schedule)	280.19	
TOTAL CURRENT ASSETS		
PROPERTY AND EQUIPMENT	27590.44	
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	89924.56	
Leasehold Improvements	2200	
Vehicles		
Less Accumulated Depreciation	-92124.56	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS	0	
Loans to Insiders		
Other Assets (attach schedule)	-939503.33	
TOTAL OTHER ASSETS	-939503.33	
TOTAL ASSETS	-911912.89	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable		
Taxes Payable (refer to ...)		
Wages Payable	10082.87	
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders		
Other Postpetition Liabilities (attach schedule)	36571.32	
TOTAL POST-PETITION LIABILITIES	46654.19	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-983557	
Retained Earnings - Postpetition	24989.92	
Adjustments to Owner Equity (attach schedule)		
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-958567.08	
TOTAL LIABILITIES AND OWNERS' EQUITY	-911912.89	

Insider is defined in 11 U.S.C. Section 101(31)

Worldwide Information   Case No.   11-15798
Debtor   Reporting Period   6/16 - 6/30

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Undeposited Funds	280.19	
Other Assets		
Due to LPHC	-939503.33	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Unearned Revenue	36571.32	
Adjustments to Owner Equity		

Postpetition Contributions (Distributions) (Draws)

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.   MOR-4

Typically, restricted cash is segregated into a separate account, such as an escrow account.   9/04

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes	0					0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

			Number of Days Past Due			
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable						0
Wages Payable		10082.87				10082.87
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other:						0
Other:						0
Total Postpetition Debts		10082.87				10082.87

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____

_____

_____

_____

"Insider" is defined in 11 U.S.C. Section 101(31).

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 6/16 - 6/30

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	30459
+ Amounts billed during the period	3460
- Amounts collected during the period	6243
Total Accounts Receivable at the end of the reporting period	27676

Accounts Receivable Aging	Amount
0 - 30 days old	5175
31 - 60 days old	4045
61 - 90 days old	10513
91+ days old	7943
Total Accounts Receivable	27676
Amount considered uncollectible (Bad Debt)	7000
Accounts Receivable (Net)	20676

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Dataphant, Inc Case No. 11-15794
Reporting Period 6/16-6/30

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

Information Related to Dataphant, Inc. is Consolidated in the Monthly Operating Report for LocatePLUS Holdings

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1		
Schedule of Cash Receipts and Disbursements	MOR-2		
Copies of Debtor's Bank Reconciliations			
Copies of Debtor's Bank Statements			
Copies of Cash Disbursements Journals			
Statement of Operations	MOR-3		
Balance Sheet	MOR-4		
Schedule of Post-Petition Liabilities	MOR-5		
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables			
Accounts Receivable Reconciliation and Aging	MOR-6		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9-19-11
Signature of Authorized Individual* Date

RICHARD SPRADLEY PRESIDENT
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

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